Exhibit 99.1

•             Q1 REVENUES OF £135 MILLION

•             Q1 ADJUSTED EBITDA OF £29.4 MILLION

•             Q1 OPERATING PROFIT OF £13.9 MILLION

MANCHESTER, England. — 15 November 2018 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2019 fiscal first quarter ended 30 September 2018.

Highlights

•                  Successfully launched partnership with Kohler achieving over 1 billion social and editorial impressions worldwide

•                  Announced global partnership with denim brand True Religion

•                  Renewed two global partnerships, Canon Medical Systems and Deezer

Commentary

Ed Woodward, Executive Vice Chairman, commented, “Our financial strength enables us to continue to attract and retain top players and to invest in our academy, as we look to drive the success on the pitch that the club and our fans expect.   We remain on track to deliver our record full-year revenue guidance, underpinning our long-term, strategic plan to create sustainable growth across all areas of the club.”

Outlook

For fiscal 2019, Manchester United continues to expect:

•                  Revenue to be £615m to £630m.

•                  Adjusted EBITDA to be £175m to £190m.

Key Financials (unaudited)

	Three months ended 30 September
£ million (except earnings per share)	2018	Restated(1) 2017	Change
Commercial revenue	75.9	80.5	(5.7)%
Broadcasting revenue	42.8	40.8	4.9%
Matchday revenue	16.3	22.4	(27.2)%
Total revenue	135.0	143.7	(6.1)%
Adjusted EBITDA(2)	29.4	39.3	(25.2)%
Operating profit	13.9	17.9	(22.3)%

Profit for the period (i.e. net income)	6.6	9.6	(31.3)%
Basic earnings per share	4.04	5.83	(30.7)%
Adjusted profit for the period (i.e. adjusted net income)(2)	7.0	7.9	(11.4)%
Adjusted basic earnings per share (pence)(2)	4.27	4.82	(11.4)%

Net Debt(2)/(3)	247.2	268.1	(7.8)%

(1) Comparative amounts have been restated following implementation of IFRS 15. See supplemental note 5 for further details.

(2) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 5 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(3) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £75.9 million, a decrease of £4.6 million, or 5.7%, over the prior year quarter.

•                  Sponsorship revenue for the quarter was £49.6 million, a decrease of £3.6 million, or 6.8%, over the prior year quarter, primarily due to a smaller summer tour; and

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £26.3 million, a decrease of £1.0 million, or 3.7%, over the prior year quarter, primarily due to playing two fewer home games across all competitions.

Broadcasting

Broadcasting revenue for the quarter was £42.8 million, an increase of £2.0 million, or 4.9%, over the prior year quarter.

Matchday

Matchday revenue for the quarter was £16.3 million, a decrease of £6.1 million, or 27.2% over the prior year quarter, primarily due to playing two fewer home games across all competitions.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £143.5 million, an increase of £0.4 million, or 0.3%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £77.0 million, an increase of £7.1 million, or 10.2%, over the prior year quarter primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £28.6 million, a decrease of £5.9 million, or 17.1%, over the prior year quarter primarily due to a smaller summer tour.

Depreciation & amortization

Depreciation for the quarter was £2.8 million, an increase of £0.2 million, or 7.7%, over the prior year quarter. Amortization for the quarter was £35.1 million, a decrease of £1.0 million, or 2.8%, over the prior year quarter. The unamortized balance of players’ registrations at 30 September 2018 was £336.9 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £22.4 million, compared to profit of £17.3 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £5.2 million, an increase of £4.4 million, or 550.0%, over the prior year quarter, due to unrealised foreign exchange losses on unhedged USD borrowings compared to gains in the prior year quarter.

Tax

The tax expense for the quarter was £2.1 million, compared to £7.5 million in the prior year quarter. The decrease is due in part to a reduction in the US federal corporate income tax rate in December 2017 from 35% to 21%.

Cash flows

Net cash generated from operating activities for the quarter was £114.8 million, an increase of £96.9 million over the prior year quarter, primarily due to the timing of sponsorship payments.

Net capital expenditure on property, plant and equipment and investment property for the quarter was £4.9 million, an increase of £0.5 million over the prior year quarter. Net capital expenditure on intangible assets for the quarter was £103.7 million, an increase of £18.8 million over the prior year quarter.

Overall cash and cash equivalents (including the effects of exchange rate changes) increased by £5.5 million in the quarter.

Net Debt

Net Debt as of 30 September 2018 was £247.2 million, a decrease of £20.9 million over the year. The gross USD debt principal remains unchanged.

Dividend

A semi-annual cash dividend of $0.09 per share will be paid on 4 January 2019, to shareholders of record on 30 November 2018. The stock will begin to trade ex-dividend on 29 November 2018.

Conference Call Information

The Company’s conference call to review first quarter fiscal 2019 results will be broadcast live over the internet today, 15 November 2018 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 140-year heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to Adjusted EBITDA is presented in supplemental note 2.

2.                   Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on a normalized tax rate of 21%; September 2017: 35%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) equivalent to the US federal corporate income tax rate of 21% (September 2017: 35%). A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.                   Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.                   Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended
	30 September
	2018	2017(1)
Commercial % of total revenue	56.2%	56.0%
Broadcasting % of total revenue	31.7%	28.4%
Matchday % of total revenue	12.1%	15.6%
Home Matches Played
PL	3	4
UEFA competitions	—	1
Domestic Cups	1	1
Away Matches Played
UEFA competitions(2)	1	2
Domestic Cups	—	—

Other
Employees at period end	915	914
Employee benefit expenses % of revenue	57.1%	48.6%

(1) Comparative amounts have been restated. See supplemental note 5 for further details.

(2) Prior period includes Super Cup final following UEFA Europa League win in 2016/17.

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2018/19 season*	3	7	6	3	19
2017/18 season	4	7	5	3	19

*Subject to changes in broadcasting scheduling

Contacts

Manchester United plc	Manchester United plc
Investor Relations:	Media:
Cliff Baty	Charlie Brooks
Chief Financial Officer	Director of Communications
+44 161 868 8650	+44 161 868 8148
ir@manutd.co.uk	charlie.brooks@manutd.co.uk

Sard Verbinnen & Co
Jim Barron / Devin Broda
+ 1 212 687 8080
JBarron@SARDVERB.com
dbroda@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2018	Restated(1) 2017
Revenue	135,026	143,665
Operating expenses	(143,580)	(143,036)
Profit on disposal of intangible assets	22,428	17,279
Operating profit	13,874	17,908
Finance costs	(5,815)	(1,001)
Finance income	689	218
Net finance costs	(5,126)	(783)
Profit before tax	8,748	17,125
Tax expense	(2,102)	(7,555)
Profit for the period	6,646	9,570

Basic earnings per share:
Basic earnings per share (pence)	4.04	5.83
Weighted average number of ordinary shares outstanding (thousands)	164,526	164,195
Diluted earnings per share:
Diluted earnings per share (pence)	4.04	5.81
Weighted average number of ordinary shares outstanding (thousands)	164,698	164,585

(1) Comparative amounts have been restated. See supplemental note 5 for further details.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	30 September 2018	Restated(1) 30 June 2018	Restated(1) 30 September 2017
ASSETS
Non-current assets
Property, plant and equipment	247,542	245,401	246,831
Investment property	13,804	13,836	13,934
Intangible assets	767,435	799,640	805,694
Derivative financial instruments	5,576	4,807	479
Trade and other receivables	10,146	4,724	9,991
Tax receivable	547	547	—
Deferred tax asset	61,386	63,332	135,619
	1,106,436	1,132,287	1,212,548
Current assets
Inventories	2,666	1,416	2,074
Derivative financial instruments	518	1,159	2,433
Trade and other receivables	91,861	168,060	85,243
Tax receivable	800	800	—
Cash and cash equivalents	247,505	242,022	216,236
	343,350	413,457	305,986
Total assets	1,449,786	1,545,744	1,518,534

(1) Comparative amounts have been restated. See supplemental note 5 for further details.

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	30 September 2018	Restated(1) 30 June 2018	Restated(1) 30 September 2017
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(29,065)	(27,558)	(23,890)
Retained earnings	143,613	136,757	203,608
	432,453	427,104	497,623
Non-current liabilities
Derivative financial instruments	—	—	523
Trade and other payables	45,460	104,271	69,898
Borrowings	492,438	486,694	478,065
Deferred revenue	35,248	37,085	35,060
Deferred tax liabilities	29,673	29,134	27,058
	602,819	657,184	610,604
Current liabilities
Tax liabilities	2,675	3,874	8,675
Trade and other payables	185,028	267,996	202,534
Borrowings	2,264	9,074	6,236
Deferred revenue	224,547	180,512	192,862
	414,514	461,456	410,307
Total equity and liabilities	1,449,786	1,545,744	1,518,534

(1) Comparative amounts have been restated. See supplemental note 5 for further details.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2018	2017
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	123,356	26,951
Interest paid	(7,773)	(8,018)
Interest received	633	218
Tax paid	(1,434)	(1,238)
Net cash generated from operating activities	114,782	17,913
Cash flows from investing activities
Payments for property, plant and equipment	(4,904)	(4,344)
Payments for intangible assets	(128,638)	(117,121)
Proceeds from sale of intangible assets	24,928	32,186
Net cash used in investing activities	(108,614)	(89,279)
Cash flows from financing activities
Repayment of borrowings	(3,750)	(100)
Net cash used in financing activities	(3,750)	(100)
Net increase/(decrease) in cash and cash equivalents	2,418	(71,466)
Cash and cash equivalents at beginning of period	242,022	290,267
Effects of exchange rate changes on cash and cash equivalents	3,065	(2,565)
Cash and cash equivalents at end of period	247,505	216,236

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended 30 September
	2018 £’000	Restated(1) 2017 £’000
Profit for the period	6,646	9,570
Adjustments:
Tax expense	2,102	7,555
Net finance costs	5,126	783
Profit on disposal of intangible assets	(22,428)	(17,279)
Amortization	35,131	36,054
Depreciation	2,809	2,574
Adjusted EBITDA	29,386	39,257

(1) Comparative amounts have been restated. See supplemental note 5 for further details.

3                               Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 30 September
	2018 £’000	Restated(1) 2017 £’000
Profit for the period	6,646	9,570
Foreign exchange losses/(gains) on unhedged US dollar borrowings	219	(5,496)
Fair value movement on embedded foreign exchange derivatives	(81)	554
Tax expense	2,102	7,555
Adjusted profit before tax	8,886	12,183
Adjusted tax expense (using a normalized US federal corporate income tax rate of 21% (2017: 35%))	(1,866)	(4,264)
Adjusted profit for the period (i.e. adjusted net income)	7,020	7,919

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	4.27	4.82
Weighted average number of ordinary shares outstanding (thousands)	164,526	164,195
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	4.26	4.81
Weighted average number of ordinary shares outstanding (thousands)	164,698	164,585

(1) Comparative amounts have been restated. See supplemental note 5 for further details.

4                               Cash generated from operations

	Three months ended 30 September
	2018 £’000	Restated(1) 2017 £’000
Profit for the period	6,646	9,570
Tax expense	2,102	7,555
Profit before tax	8,748	17,125
Depreciation	2,809	2,574
Amortization	35,131	36,054
Profit on disposal of intangible assets	(22,428)	(17,279)
Net finance costs	5,126	783
Equity-settled share-based payments	210	585
Foreign exchange losses on operating activities	277	991
Reclassified from hedging reserve	1,308	3,881
Changes in working capital:
Inventories	(1,250)	(437)
Trade and other receivables	69,596	13,922
Trade and other payables and deferred revenue	23,829	(31,248)
Cash generated from operations	123,356	26,951

(1) Comparative amounts have been restated. See supplemental note 5 for further details.

5                               Restatement of prior periods following implementation of IFRS 15

The Group adopted IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. The implementation of IFRS 15 had an impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. The table below shows the retrospective impact on revenue for the four quarters ended 30 June 2018. Note 32 to the interim consolidated financial statements for the three months ended 30 September 2018 contains tables and notes which explain how the restatement affected the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, and consolidated statement of cash flows.

Commercial revenue

IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation therefore revenue on certain commercial contracts is recognized earlier under IFRS 15. The effect of the retrospective application is an increase in cumulative revenue recognized over the financial years up to and including the year ended 30 June 2018 including a reduction to the amount of revenue recognized during the financial year ended 30 June 2018 only.

Broadcasting revenue

Following adoption of IFRS 15, certain performance obligations are satisfied over time as each Premier League match (home and away) is played — accordingly revenue is recognized evenly as each Premier League match (home and away) is played. Broadcasting merit awards were previously recognized one share in the first quarter with the remainder being recognized when they were known at the end of each football season. Merit awards represent variable consideration and therefore, following adoption of IFRS 15, are estimated using the most likely amount method based on management’s estimate of where the Club’s finishing position will be at the end of each season. Broadcasting equal share payments were previously recognized evenly as each Premier League home match was played. Note, these changes only affect the amount of broadcasting revenue recognized in each quarter, they do not affect the amount of broadcasting revenue recognized for the financial year as a whole.

Matchday revenue

Adoption of IFRS 15 has no impact on the recognition of matchday revenue.

£’000	Three months ended 30 September 2017	Three months ended 31 December 2017	Three months ended 31 March 2018	Three months ended 30 June 2018	Twelve months ended 30 June 2018
Commercial revenue
Reported	80,544	65,366	66,673	63,516	276,099
Adjustment	(66)	(66)	(66)	(66)	(264)
Restated	80,478	65,300	66,607	63,450	275,835
Broadcasting revenue
Reported	38,082	61,628	39,674	64,753	204,137
Adjustment	2,751	13,519	9,656	(25,926)	—
Restated	40,833	75,147	49,330	38,827	204,137
Matchday revenue
Reported	22,354	36,968	31,122	19,342	109,786
Adjustment	—	—	—	—	—
Restated	22,354	36,968	31,122	19,342	109,786

Total revenue
Reported	140,980	163,962	137,469	147,611	590,022
Adjustment	2,685	13,453	9,590	(25,992)	(264)
Restated	143,665	177,415	147,059	121,619	589,758